Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

APPOINTMENTS

Paris — July 17, 2003 — Jean-Luc Vermeulen, Total Executive Vice President, President of Upstream and member of the Executive Committee of Total, having decided to retire, will leave the company on September 1st, 2003.

Thierry Desmarest, Chairman and CEO of Total, on behalf of the Group, expressed his thanks to Mr. Vermeulen for the outstanding contribution he made during the 33 years spent within the Exploration and Production Branch of Elf Aquitaine, as well as for his assistance in strengthening these activities and in building the new Group over the past four years.

At that date, the Group’s organization will be modified in a way that both Exploration and Production Division and Gas and Power Division will be reporting directly to the Chairman and Chief Executive Officer.

Christophe de Margerie is confirmed in his functions as Total Executive Vice President, President of Exploration and Production and member of the Executive Committee.

Yves-Louis Darricarrère is appointed Total Executive Vice President, President of Gas and Power and member of the Executive Committee.

Christophe de Margerie
Executive Vice President, President of Exploration and Production
Member of the Executive Committee
Born in 1951, Christophe de Margerie is a graduate of the Ecole Supérieure de Commerce (Paris). He started his career with Total in 1974 when he joined the Group Financial Division where he held responsibility for the budget, then for financing of Exploration and Production subsidiaries. He was appointed Group treasurer in 1987. He joined Total Trading and Middle East in may 1990, where he held successively the positions of Chief Financial Officer, Deputy General Manager for the Middle East, General Manager for the Middle East and finally Deputy Executive Vice President for the Middle East. In june 1995 he became a member of the Group Management Committee and Executive Vice President for Total Middle East. After the merger with Petrofina in June 1999, he was appointed President of Exploration and Production of Totalfina and member of the Executive Committee. Having been appointed Deputy General Manager of Exploration and Production and a member of the Executive Committee of TotalFinaElf on march 22, 2000, he became Senior Executive Vice President of TotalFinaElf Exploration and Production on January 1st, 2002.

Yves-Louis Darricarrère
Executive Vice President, President of Gas and Power
Member of the Executive Committee
Born in 1951, Yves-Louis Darricarrère is a graduate of Ecole Nationale Supérieure des Mines (Paris), of Institut d’Etudes Politiques de Paris and holds a bachelor’s degree in Economics Lecturer, at the Ecole Nationale Supérieure des Mines (Paris). He joined Elf in 1978 first as a project engineer with the Mines Division and then as project engineer with Aquitaine Australia Minerals. He became successively country representative Australia/Egypt, President of Elf Aquitaine Egypt, President of Elf Aquitaine Columbia, Vice President new ventures and negotiations of the Exploration and Production Division, Senior Vice President Europe and United States of the Exploration and Production Division. He has been Senior Vice President for Northern Europe of the Exploration and Production Division of TotalFinaElf and a member of the Group Management Committee since March 22, 2000.

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